Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2007	2006	2005	2004	2003
Earnings before tax, minority interest and cumulative effect of change in accounting principle	$3,411.9	$3,006.0	$2,002.4	$1,420.9	$209.5
Fixed charges
Interest expense	123.2	113.4	108.9	106.5	117.0
(Gain) loss on debt prepayment	16.6	1.1	10.6	16.5	5.8
Total fixed charges	139.8	114.5	119.5	123.0	122.8

Earning plus fixed charges	$3,551.7	$3,120.5	$2,121.9	$1,543.9	$332.3

Earnings to fixed charges	25.4	27.2	17.8	12.6	2.7

	2007	2006	2005	2004	2003
Total debt	$1,449.8	$1,528.1	$1,172.1	$1,330.3	$1,671.2
Cash and cash equivalent balance	(1,409.3)	(1,022.8)	(876.0)	(710.7)	(351.6)
Net debt	40.5	505.3	296.1	619.6	1,319.6

Total capitalization
Net debt	40.5	505.3	296.1	619.6	1,319.6
Stockholders’ equity	3,848.1	3,666.6	3,326.1	2,813.6	2,022.7
Total capitalization	$3,888.6	$4,171.9	$3,622.2	$3,433.2	$3,342.3

Net debt/total capitalization (*)	1.0%	12.1%	8.2%	18.0%	39.5%

(*) Represents net debt divided by total capitalization.